FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated July 30, 2013 of Diana Shipping Inc. (the "Company") reporting the Company's financial results for the second quarter and six months ended June 30, 2013.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-181540) filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 30, 2013	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos Chief Financial Officer

EXHIBIT 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2013

ATHENS, GREECE, July 30, 2013 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the ownership and operation of dry bulk vessels, today reported a net loss of $5.2 million for the second quarter of 2013, compared to net income of $17.4 million reported in the second quarter of 2012.

Time charter revenues were $40.0 million for the second quarter of 2013, compared to $57.6 million for the same quarter of 2012, mainly due to reduced time charter rates. The decrease in time charter revenues was partly offset by revenues derived from the increase in ownership days resulting from the addition to the Company's fleet of the vessels Philadelphia and Melia, delivered in May 2012; Amphitrite, delivered in August 2012; Polymnia, delivered in November 2012; Myrto, delivered in January 2013; and Maia, delivered in February 2013.

Net loss for the six months ended June 30, 2013 amounted to $8.4 million, compared to net income of $37.3 million for the same period of 2012. Time charter revenues were $82.6 million for the six months ended June 30, 2013, compared to $115.2 million for the same period of 2012.

	Fleet Employment Profile (As of July 30, 2013)
	Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	DANAE	A	$8,250	5.00%	Intermare Transport GmbH, Hamburg	10-Mar-13	10-Sep-14 - 10-Jan-15
	2001 75,106
2	DIONE	A	$9,700	5.00%	EDF Trading Limited, UK	19-Jul-12	19-Jul-14 - 19-Dec-14
	2001 75,172
3	NIREFS	A	$8,000	5.00%	Intermare Transport GmbH, Hamburg	29-Jan-13	29-Jul-14 - 29-Jan-15
	2001 75,311
4	ALCYON	A	$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	21-Nov-14 - 21-May-15
	2001 75,247
5	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	1
	2001 75,336
6	OCEANIS	A	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	14-Aug-12	14-Jan-14 - 14-Jul-14
	2001 75,211
7	THETIS	B	$10,500	5.00%	EDF Trading Limited, UK	22-Feb-12	22-Aug-13 - 22-Jun-14
	2004 73,583
8	PROTEFS	B	$9,000	5.00%	Cargill International S.A., Geneva	14-Sep-12	14-Sep-14 - 14-Feb-15
	2004 73,630
9	CALIPSO	B	$12,250	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	11-Oct-11	29-Jul-13
			$8,100	4.75%	Cargill International S.A., Geneva	29-Jul-13	29-Apr-15 - 29-Aug-15	2
	2005 73,691
10	CLIO	B	$10,750	5.00%	Cargill International S.A., Geneva	22-Feb-12	22-Aug-13	3
			$8,600	4.75%		22-Aug-13	22-May-15 - 22-Aug-15	4
	2005 73,691
11	NAIAS	B	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	2-Sep-12	2-Feb-14 - 2-Aug-14
	2006 73,546
12	ARETHUSA	B	$7,300	5.00%	Cargill International S.A., Geneva	22-Nov-12	22-May-14 22-Nov-14	5
	2007 73,593
13	ERATO	C	$6,500	5.00%	Cargill International S.A., Geneva	9-Jan-13	9-Jul-14 - 9-Jan-15
	2004 74,444
14	CORONIS	C	$10,600	5.00%	EDF Trading Limited, UK	12-Mar-12	27-Nov-13 - 27-Jun-14
	2006 74,381

	Fleet Employment Profile (As of July 30, 2013)
	Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers
15	MELITE	D	$7,750	5.00%	Cargill International S.A., Geneva	28-Dec-12	1-Jul-14 - 1-Jan-15
	2004 76,436
16	MELIA	D	$10,900	5.00%	STX Panocean Co., Ltd., Seoul	2-May-12	17-Apr-13
					Rio Tinto Shipping Pty, Ltd., Melbourne	17-Apr-13	2-Mar-14 - 17-May-14
	2005 76,225		$9,700	3.75%
17	SHOYO		-	-	-	-	- - -	6
	(tbr ARTEMIS)
	2006 76,942
18	LETO		$12,900	5.00%	EDF Trading Limited, UK	17-Jan-12	17-Jan-14 - 17-Nov-14
	2010 81,297
	Kamsarmax Bulk Carriers
19	MAIA	E	$10,900	5.00%	Glencore Grain B.V., Rotterdam	27-Feb-13	12-Aug-14 - 27-Feb-15
	2009 82,193
20	MYRTO	E	$9,000	5.00%	Cargill International S.A., Geneva	25-Jan-13	25-Jul-14 - 25-Jan-15
	2013 82,131
	Post-Panamax Bulk Carriers
21	ALCMENE		$7,250	5.00%	ADM International Sarl, Rolle, Switzerland	22-Feb-13	7-Aug-14 - 22-Feb-15
	2010 93,193
22	AMPHITRITE		$10,000	5.00%	Bunge S.A., Geneva	15-Aug-12	31-May-14 - 30-Oct-14	7
	2012 98,697
23	POLYMNIA		$7,600	5.00%	Augustea Bunge Maritime Limited, Malta	16-Jan-13	16-Jul-14 - 16-Jan-15	8
	2012 98,704
	Capesize Bulk Carriers
24	NORFOLK		$10,700	4.50%	Clearlake Shipping Pte. Ltd., Singapore	16-Jan-13	16-Jul-14 - 16-Jan-15
	2002 164,218
25	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235
26	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17	9
	2005 177,243
27	SALT LAKE CITY		$13,000	5.00%	Morgan Stanley Capital Group Inc.	11-Aug-12	11-Jun-14 - 11-Dec-14
	2005 171,810
28	SIDERIS GS	F	$13,500	4.75%	Cargill International S.A., Geneva	14-Mar-13	14-Dec-14 - 14-Jun-15
	2006 174,186

	Fleet Employment Profile (As of July 30, 2013)
	Currently Diana's fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	Capesize Bulk Carriers
29	SEMIRIO	F	$14,000	4.75%	Cargill International S.A., Geneva	19-Mar-13	19-Jan-15 - 19-Jun-15
	2007 174,261
30	BOSTON	F	$14,000	5.00%	Morgan Stanley Capital Group Inc.	29-Oct-11	25-Aug-13	3
			$14,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	25-Aug-13	10-Aug-15 - 9-Feb-16	4
	2007 177,828
31	HOUSTON	F	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	10
	2009 177,729
32	NEW YORK	F	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773
	Newcastlemax Bulk Carriers
33	LOS ANGELES	G	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
34	PHILADELPHIA	G	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040
	Vessels Under Construction
35	HULL H2528	H	-	-	-	-	- - -	11
	(tbn CRYSTALIA)
	2013 76,000
36	HULL H2529	H	-	-	-	-	- - -	11
	(tbn ATALANDI)
	2014 76,000
37	HULL H2548	I	-	-	-	-	- - -	12
	2016 208,500
38	HULL H2549	I	-	-	-	-	- - -	12
	2016 208,500

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
2 The previous charterers, Louis Dreyfus Commodities Suisse S.A., Geneva, have agreed to compensate the owners for the early redelivery of the vessel by paying the difference between the new rate and the previous rate, from the estimated redelivery date from the previous charterers, to August 11, 2013.

3 Estimated redelivery date from the charterers.
4 Estimated delivery date to the charterers.
5 Vessel off-hire for unscheduled maintenance from April 14, 2013 to April 16, 2013.
6 Expected date of delivery to the buyers during September 2013.
7 The charterer has the option to employ the vessel for a further 11 to 14 month period at a gross charter rate of US$11,300 per day. The optional period, if exercised, must be declared on or before the end of the 21st month of employment and will only commence at the end of the 24th month.

8 The charterer has the option to further employ the vessel for about 11 to maximum 13 months at a gross charter rate of US$11,000 per day. The optional period, if exercised, must be declared on or before the 22nd month of employment and will only commence at the end of the 24th month.

9 Vessel delivered to the Company on June 13, 2013. Due to scheduled maintenance, the vessel was delivered to the charterers on July 8, 2013.
10 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Group Co.
11 Based on latest information received by the yard.
12 Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues	$40,005	$57,583	$82,605	$115,185
Voyage expenses	2,093	2,922	4,291	5,101
Vessel operating expenses	19,569	15,371	37,527	30,028
Net income / (loss)	(5,246)	17,377	(8,430)	37,338
FLEET DATA
Average number of vessels	32.2	27.2	31.7	26.3
Number of vessels	33.0	28.0	33.0	28.0
Weighted average age of vessels	6.4	5.9	6.4	5.9
Ownership days	2,930	2,472	5,736	4,785
Available days	2,930	2,456	5,736	4,739
Operating days	2,906	2,445	5,678	4,723
Fleet utilization	99.2%	99.6%	99.0%	99.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$12,939	$22,256	$13,653	$23,229
Daily vessel operating expenses (2)	$6,679	$6,218	$6,542	$6,275

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, July 30, 2013.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com.  A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 417255.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through the ownership and operation of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

REVENUES:
Time charter revenues	$40,005	$57,583	$82,605	$115,185
Other revenues	-	618	447	1,186

EXPENSES:
Voyage expenses	2,093	2,922	4,291	5,101
Vessel operating expenses	19,569	15,371	37,527	30,028
Depreciation and amortization of deferred charges	15,919	15,327	31,468	29,915
General and administrative expenses	5,479	6,564	10,943	12,682
Foreign currency gains	(317)	(378)	(391)	(772)
Operating income / (loss)	(2,738)	18,395	(786)	39,417

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,025)	(1,855)	(4,089)	(3,398)
Interest income	150	517	350	895
Loss from derivative instruments	(30)	(39)	(33)	(240)
Income / (loss) from investment in Diana Containerships Inc.	(603)	359	(3,872)	664
Total other expenses, net	(2,508)	(1,018)	(7,644)	(2,079)

Net Income / (loss)	(5,246)	17,377	(8,430)	37,338

Earnings / (loss) per common share, basic and diluted	$(0.06)	$0.21	$(0.10)	$0.46

Weighted average number of common shares, basic and diluted	81,382,997	81,393,077	81,222,049	81,309,564

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net income / (loss)	$(5,246)	$17,377	$(8,430)	$37,338
Other comprehensive loss (Actuarial loss)	-	-	(98)	-
Comprehensive income / (loss)	$(5,246)	$17,377	$(8,528)	$37,338

CONDENSED CONSOLIDATED BALANCE SHEET DATA (unaudited)
(in thousands of U.S. Dollars)

	June 30, 2013	December 31, 2012
ASSETS

Cash and cash equivalents	$375,346	$446,624
Other current assets	16,155	20,362
Advances for vessels under construction and acquisitions and other vessel costs	39,459	11,502
Vessels' net book value	1,255,909	1,211,138
Other fixed assets, net	22,985	22,774
Other non-current assets	22,690	30,402
Total assets	$1,732,544	$1,742,802

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$61,694	$61,477
Long-term debt, net of current portion and deferred financing costs	408,047	414,080
Other non-current liabilities	839	821
Total stockholders' equity	1,261,964	1,266,424
Total liabilities and stockholders' equity	$1,732,544	$1,742,802

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Net Cash provided by Operating Activities	$16,454	$31,590	$33,848	$68,033
Net Cash used in Investing Activities	(52,506)	(55,559)	(100,186)	(117,293)
Net Cash provided by / (used in) Financing Activities	(932)	33,423	(4,940)	84,062